FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

China Distance Education Holdings Limited

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

	By:	/s/ Ping Wei
	Name:	Ping Wei
	Title:	Chief Financial Officer

Date: March 26, 2009

Exhibit 99.1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 16, 2009

On April 16, 2009, China Distance Education Holdings Limited, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at 9:00 a.m., local time, at O’Melveny & Myers LLP, 31st Floor, AIG Tower, 1 Connaught Road Central, Hong Kong for the following purposes:

1.	Re-election of Hongfeng Sun as a class A director of the Company.

2.	Approval and ratification of (i) appointment of Deloitte Touche Tohmatsu CPA Ltd. as the Company’s independent auditor for the fiscal year ending September 30, 2009; (ii) dismissal of the Company’s current independent auditor, Ernst & Young Hua Ming; and (iii) authorization to the board of directors and its audit committee to determine the remuneration of Deloitte Touche Tohmatsu CPA Ltd.

3.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items, including the nominee for director in the attached proxy statement. Only shareholders registered in the register of members at the close of business on March 9, 2009 can vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Ning Yu, China Distance Education Holdings Limited, 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, People’s Republic of China, and arrive no later than 48 hours prior to the meeting. The notice of the Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2008 Annual Report are also available through our investor relations website at http://ir.cdeledu.com. You can also request a hard copy of the Company’s Annual Report free of charge. Such requests should be directed to our investor relations representatives by email to IR@cdeledu.com, or in writing to China Distance Education Holdings Limited, 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing China, 100083.

By Order of the Board of Directors,

/s/ Zhengdong Zhu
Zhengdong Zhu
Chairman of the Board and Chief Executive Officer

March 16, 2009

Exhibit 99.2

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on April 16, 2009 at 9:00 a.m., local time, or at any adjournment or postponement thereof. The annual general meeting will be held at O’Melveny & Myers LLP, 31st Floor, AIG Tower, 1 Connaught Road Central, Hong Kong.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of China Distance Education Holdings Limited (the “Company”) at 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing China, 100083, if you hold our ordinary shares, or to Deutsche Bank Trust Company Americas at 60 Wall Street, New York, NY U.S.A. 10005 if you hold American Depositary Shares (“ADSs”) representing our ordinary shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on March 9, 2009 (the “Record Date”) are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of February 10, 2009, 141,308,137 of our ordinary shares, par value US$0.0001 per share, were issued and outstanding, approximately 34,410,400 of which were represented by ADSs (with each ADS representing four ordinary shares). Two (2) or more shareholders entitled to vote and present in person, or (in the case of an ordinary shareholder being a corporation) by its duly authorised representative, or by proxy that represent not less than one-third in nominal value of our total issued voting shares shall form a quorum for all purposes.

Voting and Solicitation

Holders of ordinary shares outstanding on the Record Date are entitled to one vote for each ordinary share held. At the annual general meeting every ordinary shareholder present in person, or (in the case of an ordinary shareholder being a corporation) by its duly authorized representative, or by proxy, may vote for the fully paid ordinary shares held by such ordinary shareholder. A resolution put to the vote of a meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of the meeting.

The Company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the annual general meeting. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the ordinary shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, Deutsche Bank Trust Company Americas will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Deutsche Bank Trust Company Americas has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only Deutsche Bank Trust Company Americas may vote those ordinary shares at the annual general meeting.

Deutsche Bank Trust Company Americas and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, Deutsche Bank Trust Company Americas will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

PROPOSAL 1

RE-ELECTION OF CLASS A DIRECTOR

According to Article 87 of our Articles of Association, our board of directors is divided into three classes, namely class A directors, class B directors, and class C directors. At the first annual general meeting following the completion of our initial public offering, all class A directors shall retire from office and be eligible for re-election. As a result, Hongfeng Sun, the only class A director and our senior vice president, is therefore subject to retirement and re-election at this meeting. We now hereby nominate Hongfeng Sun for re-election as a class A director at the 2009 annual general meeting. Hongfeng Sun will hold office for a three year term and until his successor is elected and is duly qualified, or until his disqualification in accordance with our Articles of Association.

Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of Hongfeng Sun. The board has no reason to believe that he will be unable or unwilling to serve as a director if elected. In the event that Hongfeng Sun should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as management may propose.

The following table sets forth certain information of Hongfeng Sun, including his age as of March 9, 2009, the principal positions currently held by him and his biography:

Name	Age	Position

Hongfeng Sun	42	Senior Vice President, Director

Hongfeng Sun is co-founder and senior vice president of our company. He assists our chief executive officer in the overall management of our company and heads our sales and marketing department. Prior to co-founding our company, he worked at Sichuan Champion Hi-Tech Co., Ltd, a company in Sichuan, China engaging in system integration. From 1991 to 1998, Mr. Sun worked as an assistant general manager in charge of market development at Nanjing Bada Computer System Co., Ltd. From 1989 to 1991, Mr. Sun worked at Port Authority of Nanjing as a system engineer. Hongfeng Sun graduated in 1989 from the Radio Engineering Department of Southeast University in China with a bachelor’s degree in radio engineering.

The director will be elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, THE ELECTION OF THE NOMINEE NAMED ABOVE.

PROPOSAL 2

APPROVAL AND RATIFICATION OF (i) APPOINTMENT OF INDEPENDENT AUDITOR; (ii)

DISMISSAL OF CURRENT INDEPENDENT AUDITOR; AND (iii) AUTHORIZATION TO OUR

BOARD OF DIRECTORS AND OUR AUDIT COMMITTEE TO DETERMINE THE

REMUNERATION OF DELOITTE TOUCHE TOHMATSU CPA LTD.

Our audit committee recommends, and our board of directors concurs, that the appointment of Deloitte Touche Tohmatsu CPA Ltd. as the Company’s independent auditor for the fiscal year ending September 30, 2009, and the dismissal of the Company’s current independent auditor Ernst & Young Hua Ming, be hereby approved and ratified.

Under the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditor at the annual general meeting, and remuneration of the independent auditor shall also be fixed by the Company in the annual general meeting or in such manner as the shareholders may determine. We now hereby propose our board of directors and our audit committee be authorized to determine the remuneration of Deloitte Touche Tohmatsu CPA Ltd.

The current auditor Ernst & Young Hua Ming’s reports on the Company’s consolidated financial statements as of and for the fiscal years ended September 30, 2007 and September 30, 2008 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended September 30, 2008 and through March 16, 2009, the Company did not have any disagreements with Ernst & Young Hua Ming on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young Hua Ming, would have caused them to make reference thereto in their report on the financial statements for such years.

During the Company’s two fiscal years ended September 30, 2008 and through March 16, 2009, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 304(a)(1)(v) of Regulation S-K, except that Ernst & Young Hua Ming had identified two material weaknesses in connection with the audit of the Company’s financial statements for the fiscal year ended September 30, 2007 and one material weakness and three significant deficiencies in connection with the audit of the Company’s financial statements for the fiscal year ended September 30, 2008. These material weaknesses and significant deficiencies are described in more detail in the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2008. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 304 of Regulation S-K.

In the event our shareholders fail to vote in favor of the appointment of Deloitte Touche Tohmatsu CPA Ltd., our audit committee will reconsider its selection. Even if the shareholders vote in favor of the appointment of Deloitte Touche Tohmatsu CPA Ltd., our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

A representative of Ernst & Young Hua Ming is expected to be available via telephone connected to the annual general meeting, who will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, APPROVAL AND RATIFICATION OF (i) THE APPOINTMENT OF DELOITTE TOUCHE TOHMATSU CPA LTD. AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR ENDING SEPTEMBER 30, 2009; (ii) THE DISMISSAL OF THE CURRENT INDEPENDENT AUDITOR; AND (iii) THE AUTHORIZATION TO THE BOARD OF DIRECTORS AND ITS AUDIT COMMITTEE TO DETERMINE THE REMUNERATION OF DELOITTE TOUCHE TOHMATSU CPA LTD.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Zhengdong Zhu
Zhengdong Zhu
Chairman of the Board and
Chief Executive Officer

March 16, 2009

Exhibit 99.3

Annual General Meeting of Shareholders

(Name of ADR holder)

(Number of ADRs held)

Resolutions presented for consideration at the Annual General Meeting of Shareholders on April 16th, 2009

AGENDA	VOTING RESULTS
	Affirmative	Negative	Abstained
1) Re-election of Hongfeng Sun as a class A Director of the Company.

2)      Approval and ratification of (i) appointment of Deloitte Touche Tohmatsu CPA Ltd. as the Company’s independent auditor for the fiscal year ending September 30, 2009; (ii) dismissal of the Company’s current independent auditor, Ernst & Young Hua Ming; and (iii) authorization to the Board of Directors and its audit committee to determine the remuneration of Deloitte Touche Tohmatsu CPA Ltd.

3) To transact any such other business that may properly come before the meeting.

(Signature)